Exhibit 99.3

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)	Number of shares to which this proxy form relates (Note 1)
Proxy Form for Use by Shareholders at the 2019 Extraordinary General Meeting

I/We (Note 2)

of

being the shareholder of Guangshen Railway Company Limited ( the “ Company ”) hereby appoint THE CHAIRMAN OF THE MEETING/                                                                                                                                                                                                                                       (Note 3) of                                                                                                                                                                                                                       as my/our proxy to attend and vote on my/our behalf at the 2019 extraordinary general meeting of the Company (or any adjournment thereof) (the “EGM”) to be held at 9:30 a.m. on Monday, 23 December 2019, at the Meeting Room of the Company at 3/F., No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China, in respect of the resolutions set out in the notice convening the EGM as hereunder indicated and if no indication is given, as my/our proxy thinks fit or abstains at his/her own discretion.

ORDINARY RESOLUTIONS WITHOUT THE ADOPTION OF CUMULATIVE VOTING SYSTEM		FOR (Note 4)	AGAINST (Note 4)	ABSTAIN FROM VOTING (Note 4)
1.

(a)   the comprehensive services framework agreement dated 30 October 2019 entered into between the Company and China State Railway Group Co., Ltd.* （中國國家鐵路集團有限公司） (the “Comprehensive Services Framework Agreement ”), the continuing connected transactions contemplated thereunder, and the proposed annual caps in relation to the continuing connected transactions under the Comprehensive Services Framework Agreement for the three financial years ending 31 December 2022, be and are hereby approved; and

(b)   any one director of the Company be and is hereby authorised for and on behalf of the Company to execute all such other documents and agreements and do all such acts and things as he may in his absolute discretion consider to be necessary, desirable, appropriate or expedient to implement and/or give effect to the transactions under the Comprehensive Services Framework Agreement and all matters incidental or ancillary thereto.

2.	the termination of the engagement of Mr. Li Zhiming as a shareholder representative supervisor of the Company be and is hereby reviewed and approved.
3.	the termination of the engagement of Mr. Yu Zhiming as a non-executive director of the Company be and is hereby reviewed and approved.
4.	the termination of the engagement of Ms. Chen Xiaomei as a non-executive director of the Company be and is hereby reviewed and approved.
5.	the termination of the engagement of Mr. Luo Qing as an executive director of the Company be and is hereby reviewed and approved.
6.	the appointment of Mr. Meng Yong as a shareholder representative supervisor of the Company be and is hereby reviewed and approved.
ORDINARY RESOLUTIONS WITH THE ADOPTION OF CUMULATIVE VOTING SYSTEM		NUMBER OF VOTES (Note 5)
7.	Resolutions in relation to the appointment of the following directors:
7.1.	the appointment of Mr. Guo Jiming as a non-executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.
7.2.	the appointment of Mr. Zhang Zhe as a non-executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.
7.3.	the appointment of Mr. Guo Xiangdong as an executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.

Date: 2019	Signature of shareholder (Note 6):

Notes:

1.

Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the number of shares will result in this proxy form being deemed to relate to all shares in the Company registered in your name.

2.	Full name(s) and address(es) must be inserted in BLOCK LETTERS.
3.

If any proxy other than the chairman is preferred, strike out “THE CHAIRMAN OF THE MEETING/” and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the EGM or any adjournment thereof (as the case may be). The proxy or proxies need not be a member of the Company. Any alternation made to this proxy form must be signed by the person who signs it.

4.

IMPORTANT: IN RESPECT OF THE RESOLUTIONS NO. 1 TO NO. 6, IF YOU WISH TO VOTE FOR ANY OF THEM, PUT A “✓” IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY OF THEM, PUT A “✓” IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY OF THEM, PUT A “✓” IN THE BOX MARKED “ABSTAIN FROM VOTING”. Failure to complete the boxes will entitle your proxy to cast your vote(s) at his/her discretion. The shares abstained will be counted in the calculation of the required majority. A person entitled to more than one vote shall not be required to use all his/her votes or cast all the votes he/she uses in the same way. In the event that all such votes are not cast in the same way, please state the relevant number of shares in the appropriate box(es).

5.

IMPORTANT: IN RESPECT OF THE RESOLUTIONS NO. 7.1, NO. 7.2 AND NO. 7.3, CUMULATIVE VOTING SYSTEM WILL BE ADOPTED IN CARRYING OUT THE VOTING AND THE COUNTING OF VOTING RESULTS REGARDING THESE RESOLUTIONS. PLEASE FILL IN THE “NUMBER OF VOTES” COLUMN WITH THE NUMBER OF VOTES YOU WISH TO CAST FOR CERTAIN DIRECTOR CANDIDATE(S). Set out below are instructions illustrating the voting method using cumulative voting system in respect of Resolutions No. 7.1, No. 7.2 and No. 7.3. Please fill in your intention of voting in accordance with the following instructions:

(i)

in relation to Resolutions No. 7.1, No. 7.2 and No. 7.3, for every share held by you, you will have the same number of votes which equals the number of directors to be elected. For example, if you are holding 1 million shares and 3 directors are to be elected at the EGM, the aggregate number of votes which you will have will be 3 million (i.e. 1 million shares x 3 = 3 million voting shares) for the voting of Resolutions No. 7.1, No. 7.2 and No. 7.3.

(ii)

you may cast all your votes on one candidate or cast any portion of your votes on different candidates in any combination. Please fill in the number of votes you wish to cast for certain candidate(s) in the “NUMBER OF VOTES” column. For example, if you are holding 1 million shares, the total number of your votes regarding Resolutions No. 7.1, No. 7.2 and No. 7.3 is 3 million. You may choose to cast the 3 million votes equally amongst the 3 candidates, or to cast all your 3 million votes on one candidate, or cast 1.5 million votes on candidate A, 1 million votes on candidate B and 0.5 million votes on candidate C, etc.

(iii)

when the total number of your votes, representing the total number of shares held by you multiplied by the total number of directors to be elected, are used up after voting for a candidate or certain candidates, you will have no votes remaining to be cast on other candidates. The total number of votes you cast on three candidates shall not exceed the aggregate number of votes to which you are entitled.

(iv)

please note that when the total number of votes you cast on one candidate or different candidates exceeds the total number of votes to which you are entitled, you shall modify the total number of votes cast by you. Otherwise, all the votes cast by you shall be deemed invalid; when the total number of votes you cast on one candidate or different candidates is less than the total number of votes to which you are entitled, such voting shall be valid and the uncast votes shall be regarded as abstain votes. For example, if you are holding 1 million shares, the total number of your votes regarding Resolutions No. 7.1, No. 7.2 and No. 7.3 is 3 million, (a) if you fill in “3 million votes” in the “NUMBER OF VOTES” column under candidate A, you have used up all the votes to which you are entitled, which results in you having no votes remaining to be cast for the other two candidates. Should you fill in the “NUMBER OF VOTES” column under the other two candidates with any number of votes (other than 0), all the votes you cast, including the votes you cast for candidate A and the other two candidates, shall be invalid; or (b) if you only fill in “1.5 million votes” in the “NUMBER OF VOTES” column under candidate A and “1 million votes” in the “NUMBER OF VOTES” column under candidate B, the 2.5 million votes cast by you shall be valid and the remaining 0.5 million votes uncast shall be regarded as abstain votes.

(v)

please note that if you mark a “✓” and also fill in number of votes cast in the “NUMBER OF VOTES” column under certain candidate(s), such number of votes filled in shall prevail for the counting of votes; if you mark a “✓” without filling in number of votes cast in the “NUMBER OF VOTES” column under certain candidate(s), it shall be deemed that you have cast all your votes to a certain candidate or allocated all your votes to certain candidates equally. For the avoidance of doubt, you are not required to mark “✓” in the “NUMBER OF VOTES” column in respect of Resolutions No. 7.1, No. 7.2 and No. 7.3; instead, you should fill in the “NUMBER OF VOTES” column with the number of votes you wish to cast for certain candidate(s).

(vi)	all ballot paper that is not completed, wrongly completed, illegible or uncast shall be deemed as abstention of voting rights and such voting shall be deemed as invalid.

(vii)

when the total number of votes cast on a certain candidate is more than half of the total number of shares held by all shareholders attending the EGM (before being cumulated), the candidate in question shall be regarded to have been elected. Where the number of elected directors at the EGM is less than the number of directors to be elected, the second round of voting will be required for election of the remaining directors until the number of directors to be elected is fulfilled.

(viii)

when the second round of election is held pursuant to paragraph (vii) above, the calculation of cumulative votes shall be based on the number of directors to be elected in the second round of election.

6.

This proxy form must be signed by you or your attorney duly authorized in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointer is corporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or other authority must be notarially certified. To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form (if any) is signed must be lodged at the registered address of the Company not less than 24 hours before the commencement of the EGM or any adjournment thereof (as the case may be).

7.	Completion and return of the proxy form will not preclude you from attending and voting in person at the EGM or at any adjourned meeting should you so wish.
*	The English name is for identification purposes only.